October 17, 2011

BY EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attn:	Chris Chase

Re:	Glacier Water Services, Inc.

Registration Statement on Form S-1

File No. 333-174162

Ladies and Gentlemen:

We hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), that the registration statement on Form S-1, including all exhibits thereto (File No. 333-174162), as originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on May 13, 2011, and most recently amended on July 29, 2011 (the “Registration Statement”) be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because of unfavorable financial market conditions. None of the Company’s securities has been sold pursuant to the Registration Statement. The Company may undertake a private offering of its securities in reliance on Securities Act Rule 155(c).

The Company requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

We would appreciate if you would please provide our counsel, Howard Hart, at hhart@wwllp.com, an electronic copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available.

Thank you for your assistance.

Very truly yours,

GLACIER WATER SERVICES, INC.

/s/ Brian H. McInerney

Brian H. McInerney

President & Chief Executive Officer

Glacier Water Services, Inc.¡ 1385 Park Center Drive, Vista, CA 92081-8338

800-GLACIER ¡760-560-1111¡ FAX 760-560-3333

www.glacierwater.com